SYNTHESIS ENERGY SYSTEMS TO ACQUIRE

AUSTRALIAN FUTURE ENERGY

Synthesis Energy Systems Makes Offer to Acquire Shares

in Batchfire Resources

Transaction Highlights:

●	Acquisition of 100% of Australian Future Energy, with pre-commitments from all major shareholders;

●	Offer to acquire 100% of Batchfire Resources, with minimum acceptance level set at 25%, and pre-commitments from 33% of shareholders;

●	Creation of a newly invigorated company with a multi-tier platform and combination of operating and growth assets;

●	Creation of a vertically integrated energy company;

●	Re-setting of the Board and Management team;

●	Securing of capital to support the proposed transactions to closing; and

●	Target date for completion of the transactions is first quarter 2020.

HOUSTON, October 10, 2019 – Synthesis Energy Systems, Inc. (SES) (NASDAQ: SES) announced today that it has signed a definitive Merger Agreement, whereby Australian Future Energy Pty Ltd (AFE), a private company incorporated in Brisbane, Australia in 2014, will merge with a wholly owned subsidiary of SES. As a result of the transaction, AFE will become a wholly owned subsidiary of SES. SES currently holds approximately 35% of the issued capital of AFE.

Upon closing and subject to the terms and conditions of the Merger Agreement, SES will issue 3,875,000 new shares of SES common stock for the acquisition of AFE. Each holder of AFE ordinary shares will receive one share of SES’s common stock for approximately each 24.44 ordinary shares of AFE.

The current other major shareholders of AFE, representing approximately 90% of the current issued capital of AFE, have formally pre-committed their shares in support of the merger transaction. The mutually agreed purchase value of AFE is approximately $US 36 million, based on $6 per share of SES common stock to be issued.

In connection with entry into the Merger Agreement, SES also announces that it has offered to acquire 100% of the issued capital of Batchfire Resources Pty Ltd (Batchfire), owner of the Callide Mine in Queensland, Australia, via the issuance and exchange of one share of SES common stock for each ten ordinary shares of Batchfire.

SES has set a minimum participation level by Batchfire shareholders of 25% inclusive of SES’s own 7.37% holding in Batchfire. Each participating Batchfire shareholder will enter into a Share Exchange Agreement with SES and, to date, SES has received signed Share Exchange Agreements from 33% of Batchfire shareholders, inclusive of SES Group’s ownership, meeting the minimum participation level.

The Batchfire share exchange is subject to conditions specified in the Share Exchange Agreements, including the completion of Batchfire’s pre-emptive rights procedure and the consummation of the transactions contemplated by the Merger Agreement.

The valuation basis for the offer to acquire Batchfire is based on $6 per each share of Company common stock placing the value of 100% of Batchfire at approximately $US 80 million.

As part of the transaction, at merger closing, Mr. Kerry Parker, current CEO of AFE, will be appointed as President and Chief Executive Officer of SES, and Mr. Ron Higson, current COO of AFE, will be appointed as Chief Operating Officer of SES. An appointment of a new Chief Financial Officer for SES will be named at, or prior to, closing.

Additionally, Mr. Edek Choros, Mr. Stephen Lonie, and Mr. Richard Barker will be appointed to the SES Board of Directors. Mr. Robert W. Rigdon, a long-time SES executive who has served as Deputy Chairman and Director of AFE since its inception and is the current Vice Chairman, President and CEO of SES, will remain on the board of SES. Once convened, the Board of Directors is expected to appoint one or more additional, independent directors. All other current directors of SES will resign their positions at merger closing.

“A lot has been accomplished since forming AFE five years ago, which we believe makes this merger of AFE and SES a best value course of action for both AFE shareholders and the SES shareholders, team members and business partners around the world. The technology commercialized by SES through its five projects built in China has now been well-proven as a clean energy technology solution that converts low-cost, locally sourced resources into high value syngas and energy products,” said Mr. Rigdon.

“Together with Edek Choros we created AFE and, two years later, AFE spun out Batchfire Resources, now owner of one of the lowest production cost, largest thermal coal mines in all Australia. We believe that the executive team at AFE, led by Kerry Parker and Ron Higson, under the experienced guidance of AFE’s Chairman Stephen Lonie, Executive Director Edek Choros, Director Richard Barker, and SES have the AFE company well-positioned for growth as a vertically integrated operation. With the exciting new Gladstone Energy and Ammonia Project now coming forward and the increased ownership of Batchfire, the newly merged SES is poised for growth,” concluded Mr. Rigdon.

“From the outset, our strategy has been to create a vertically integrated energy development and production company that combines quality, operating cash flow assets with a set of well advanced and well planned growth assets. We believe that AFE has accomplished that with our position in, and contribution towards, the successful turnaround of Batchfire’s Callide Mine, along with a project pipeline that includes substantial work completed on our advanced Gladstone Energy and Ammonia Project, the acquisition of the Pentland Coal Mine Project (270 million metric tonnes resource), and the work we have completed for later-stage gasification projects in Townsville. Indeed, we believe that the company is well positioned at the right time, especially given strong local demand for gas and gas-based products in the east-coast Australian market,” said Mr. Parker.

“Australia needs energy. The Australian east coast gas market is in short supply for the foreseeable future. Three large LNG projects built in the last ten years in Gladstone, circa 1,200 PJ (approximately 1,140 BCF) per annum, are now exporting gas offshore to Asia, at the same time that New South Wales and Victoria have imposed bans on new gas developments. It’s the right time and the right place for scalable and replicable clean energy gasification projects with compelling economics. Production costs of conventional gas are on the rise, and we believe that we will be able to secure long-term production of gas at competitive pricing,” continued Mr. Parker.

“At Gladstone, we’ve made significant progress, putting all of the building blocks in place in logical order for a successful project, with a disciplined approach to development, and cautious use of funding. Callide Mine, which we spun out as a separate company, via Batchfire Resources, is a textbook turnaround success story. We believe that we are on the apex of seeing the benefits of the process put in place three years ago by Batchfire’s founding shareholders,” Mr. Parker concluded.

Assets Being Acquired

Batchfire Resources – The merger will, if the conditions are satisfied, bring SES’s ownership of Batchfire, currently 7.37%, to a minimum of 25% of Batchfire shares. SES has made an offer to Batchfire shareholders to acquire up to 100% of the Batchfire shares on issue.

Batchfire is wrapping up the three-year mine improvement plan originally put in place in late 2016 when AFE created Batchfire and bought the Callide mine from Anglo American Coal. Through implementing this plan, Batchfire’s Callide Mine increased its production from approximately 6 million tons annually in 2016 to today’s approximately 11 million tons annually, with approximately 4 million tons export coal, with lower production costs, and increased profitability.

The Callide Mine is a long-time supplier to CS Energy power stations for Australia’s national grid (approximately 18% of Queensland’s electricity generation), domestic customers in Gladstone, and exports via the Gladstone port. Batchfire estimates that Callide has approximately 230 million metric tons of reserves, and is an approximately 1.0 billion metric ton (mt) resource.

Gladstone Energy and Ammonia Project – Advanced stage, above-ground coal gasification development project, to supply ammonia, natural gas, and power via SES gasification technology, upon a company-owned 120-hectare (approximately 300-acre) site in Gladstone State Development Area, Queensland.

SES and AFE believe that all of the key building blocks for the Gladstone Energy and Ammonia Project are in place:

●	Long-term offtake arrangements are in place with Tier 1 Australian ASX-listed off-takers for 100% of the production output – approximately 250,000 tpa of ammonia and approximately 14 petajoules (PJ) (approximately 13.4 BCF) per annum of pipeline quality gas;
●	Agreements for supply of coal feedstock under long-term arrangement in place;
●	Project site acquired in 2018;
●	Long-term water supply agreement in place;
●	Engagement of SNC Lavalin on a pathway to EPC for the project;
●	Permitting and approvals well advanced with a pathway to completion of the Environmental Impact Statement (EIS) expected by late 2020; and
●	Final Investment Decision will be made in mid to late 2020.

The project has received strong support from all levels of Government in Australia, and from the Gladstone community.

Cape River Resources’ West Pentland Coal Resource – A 270 million metric ton JORC-compliant resource, to be utilized for future planned coal gasification projects on-site at West Pentland, for the production of pipeline quality gas, electrical power, and additional chemical products (ammonia, methanol).

Interim Funding To Support Merger Process

In connection with the execution of the Merger Agreement, SES issued $2,000,000 of 11% senior secured debentures to certain accredited investors, along with warrants to purchase $4,000,000 of shares of SES’s common stock. The warrants will be exercisable into shares of SES common stock at any time: at an exercise price of $3.00 per share of SES common stock, as to half of the warrants of each warrant-holder; $6.00 per share of SES common stock as to the other half of the warrants of such warrant-holder. The warrants will terminate five years after they become exercisable.

SES shall receive the $2,000,000 pursuant to the Merger Debentures schedule, beginning seven business days after this announcement and concluding within two business days of stockholder approval of the merger. The merger debentures are intended to assist SES and AFE in financing the business through the closing of the merger. SES expects the merger to close in the first quarter of 2020.

Other Relevant Information

Upon completion of the merger, the Company intends to further implement strategies for the development of its projects, including in relation to the project financing activities AFE has previously undertaken with its strategic and financial partners related to the Gladstone Project.

AFE has completed lodgments with the Australian Federal Government to support the project finance (debt) requirements for the Gladstone Project through participation by the Northern Australia Infrastructure Facility (NAIF).

All currently outstanding SES stock options and restricted stock shall remain outstanding post-merger on the same terms and conditions as currently applicable to such awards.

The Merger Agreement includes provision for a change in the Company name and a re-branding of the Company, with further announcements forthcoming.

Transaction Process Overview

SES will require stockholder approval to approve the merger. Additional information related to the merger will be included in SES’s registration statement on Form S-4, that will include a proxy statement for a special meeting of stockholders of SES to approve the merger, among other things. The merger is subject to customary closing conditions, including stockholder approval.

T. R. Winston & Company served as financial advisors to SES, in relation to the AFE and Batchfire transactions. Additionally, the firm served as placement agent for the issuance of the $2 million senior secured debentures.

Porter Hedges LLP, based in Houston, Texas, and King and Wood Mallesons, based in Brisbane, Queensland, Australia served as legal counsel to SES and Jones Day, based in Brisbane and Houston, served as legal counsel to AFE.

About Synthesis Energy Systems, Inc.

Synthesis Energy Systems (SES) is a Houston-based technology company focused on generating clean, high-value energy from low-cost and low-grade coal, biomass and municipal solid waste through its proprietary technology for conversion of these resources into a clean synthesis gas (syngas) and methane. SES’s proprietary technology enables the production of clean, low-cost power, industrial fuel gas, chemicals, fertilizers, transportation fuels, and substitute natural gas, replacing expensive natural gas-based energy. SES’s technology can also produce high-purity hydrogen for cleaner transportation fuels. SES enables greater fuel flexibility for both large-scale and efficient small- to medium-scale operations close to fuel sources. Fuel sources include low-rank, low-cost high ash, high moisture coals, which are significantly cheaper than higher grade coals, waste coals, biomass, and municipal solid waste feedstocks. SES: Growth With Blue Skies. For more information, please visit: www.synthesisenergy.com.

About Australian Future Energy Pty Ltd

Australian Future Energy (AFE) is a privately owned Australian company founded in 2014 by its primary shareholders being Mr. Edek Choros and Synthesis Energy Systems, Inc. (SES).

AFE was established to secure an ownership position in local resources, such as coal and biomass, for production of fuel gas and synthetic natural gas for use in power generation and the production of agricultural chemicals using SES gasification technology that will reduce carbon dioxide emissions, and support Australian industry and regional growth. As part of the formation of AFE, SES and AFE entered into a Master Technology Agreement whereby AFE will exclusively use SES technology for its gasification projects, while SES will exclusively use AFE as its channel to the Australian market.

AFE is currently seeking to develop energy projects that will produce synthesis gas “syngas” - an alternative to natural gas - for use in east-coast Australia as pipeline quality gas and for use as a feedstock for the production of agricultural chemicals, such as ammonia, urea, and methanol.

AFE’s first project is the Gladstone Energy and Ammonia Project that is aimed at supplying approximately 250,000 tpa of ammonia and approximately 14 PJ (approximately 13.4 BCF) of pipeline quality gas per annum to industrial customers and users in Gladstone, Queensland, Australia.

For further information about Australian Future Energy Pty Ltd – please see website at www.ausfutureenergy.com.au.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical fact are forward-looking statements and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing, the ability of Batchfire Resources Pty Ltd (“BFR”), and Australian Future Energy Pty Ltd management to successfully grow and develop their Australian assets and operations, including Callide, Pentland, and the Gladstone Energy and Ammonia Project; the ability of BFR to produce earnings and pay dividends; the ability of SES EnCoal Energy sp. z o. o. management to successfully grow and develop projects, assets and operations in Poland; our ability to raise additional capital; our indebtedness and the amount of cash required to service our indebtedness; our ability to develop our power business unit and our other business verticals, including DRI steel, through our marketing arrangement with Midrex Technologies; our ability to successfully develop our licensing business; the ability of our project with Yima to produce earnings and pay dividends; the economic conditions of countries where we are operating; events or circumstances which result in an impairment of our assets; our ability to reduce operating costs; our ability to make distributions and repatriate earnings from our Chinese operations; our ability to maintain our listing on the NASDAQ Stock Market; our ability to successfully commercialize our technology at a larger scale and higher pressures; commodity prices, including in particular natural gas, crude oil, methanol and power; the availability and terms of financing; our customers’ and/or our ability to obtain the necessary approvals and permits for future projects; our ability to estimate the sufficiency of existing capital resources; the sufficiency of internal controls and procedures; and our results of operations in countries outside of the U.S., where we are continuing to pursue and develop projects. Although we believe that in making such forward-looking statements our expectations are based upon reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected by us. We cannot assure you that the assumptions upon which such forward-looking statements are based will prove to be correct. Please refer to our latest Form 10-K available on our website at www.synthesisenergy.com.

Additional Information about the Transaction

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company relating to the Common Stock to be issued pursuant to the Merger. The proxy statement/prospectus will include important information about both the Company and AFE. The Company also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AFE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Company can be obtained free of charge from the Company’s website at www.synthesisenergysystems.com.

Participants in Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its annual report on Form 10-K for the year ended June 30, 2018, which was filed with the SEC on November 14, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 29, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contact:

MDC Group

Investor Relations:

David Castaneda

Arsen Mugurdumov

414.351.9758

IR@synthesisenergy.com

Media Relations:

Susan Roush

805.624.7624

PR@synthesisenergy.com

Australian Future Energy

Mr. Kerry Parker

Chief Executive Officer

+61 417 731 014

k.parker@ausfutureenergy.com.au